 Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 2021

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]            No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

APPOINTMENT OF NEW CHAIR AND OTHER BOARD AND COMMITTEE CHANGES

ROYAL DUTCH SHELL

APPOINTMENT OF NEW CHAIR AND OTHER BOARD AND COMMITTEE CHANGES

CHAIR ANNOUNCEMENT

The Board of Directors of Royal Dutch Shell plc (the "Company") has announced the appointment of Sir Andrew Mackenzie as the new Company Chair with effect from the conclusion of Shell’s 2021 Annual General Meeting, scheduled for May 18, 2021. Andrew will succeed Chad Holliday who will step down on May 18 having served as Chair for six years and as a Board Director since September 2010.

Andrew Mackenzie, a British national, joined Shell’s Board in October 2020, after a distinguished career in the energy, petrochemicals and resources sector, latterly as Group CEO of BHP from 2013 to 2019. From 2004 to 2007, at Rio Tinto, he was Head of Industrial Minerals and Diamonds. Prior to this, over a 22-year career at BP, he held senior leadership roles in exploration, research and development, and chemicals. His contributions to geochemistry and earth science led to his appointment as a Fellow of the Royal Society in 2014, and he received a knighthood in 2020 for his services to business, science and technology. Andrew brings to Shell his experience of leadership, his global outlook, and a deep understanding of the energy business and climate action.

The search for the new Chair was led by Euleen Goh, Deputy Chair and Senior Independent Director. The thorough and robust process included engagement with some of Shell’s larger investors, seeking input on the skills, attributes and sector knowledge that they considered important for the role. In addition to proven experience of leading a large, complex international organisation, the requirement was for someone with significant experience in capital discipline and with the ability to balance, and judge the timing, of the transformational changes that Shell needs to make.

Chad Holliday said: “I am delighted to welcome Andrew as my successor. I have nothing but confidence in Shell’s bright future – the challenges of the past year only strengthened my conviction in the Company as I watched colleagues across the business find strength to sustain vital energy supplies in the most exceptional circumstances.

“Andrew brings a wealth of leadership and sustainability experience, scientific curiosity and commercial acumen that ideally equip him to help Shell navigate the energy transition and deliver on the far-reaching Powering Progress strategy. His track record in business performance transformation also means he brings all the skills and rigour needed to guide Shell’s management in all their most significant decisions.”

Andrew said: "It is a privilege to be appointed Chair of this great Company, particularly at such a pivotal time for the industry and wider society. I am honoured to succeed Chad, whose chairmanship of the Board I have much admired and who I know will be warmly remembered. I have been delighted already to have played a part in the shaping of the compelling strategy that Shell has recently unveiled. I believe Shell has an exceptional portfolio of future-facing assets and I look forward to working with Ben van Beurden and the Board to profitably accelerate Shell’s transition into a net-zero emissions energy business that continues to generate substantial value for shareholders, customers and communities alike.”

Ben van Beurden, Chief Executive Officer (CEO) of Royal Dutch Shell plc, said: “Chad’s first-class frontline business experience, tireless commitment to the highest standards and clear vision were all instrumental in making Shell the resilient business we have shown ourselves to be. We thank him for his leadership over the last decade.

“I am looking forward to working with Andrew. We are emerging from the COVID-19 pandemic with a clear and distinct strategy that I believe will enable us to seize the opportunities presented by the energy transition. I cannot think of anyone better than Andrew to take this role.”

DIRECTOR CHANGE

The Company announced that Sir Nigel Sheinwald, Non-executive Director, Chair of the Safety, Environment and Sustainability Committee and member of the Nomination and Succession Committee, will not stand for re-election at the 2021 AGM, having served as a Director for nine years.

The Company also announced its intention to propose to the 2021 Annual General Meeting that Jane Lute be appointed a Non-executive Director of the Company with effect from May 19, 2021.

Chad said: “I would like to thank Nigel for his contribution to the Board. His distinguished track record in public policy offered a unique perspective on important matters, including sustainability, that have come to form an intrinsic part of our strategy to power progress.

“I would also like to welcome Jane who brings diverse experience from the military, from security and public policy leadership roles in the United Nations and the US government, and most recently a focus on the critical risk area of cyber-security. She will be a valuable addition to the Board.”

If the proposed changes are approved by our shareholders at the Annual General Meeting, the Royal Dutch Shell plc Board will, for the first time, consist equally of men and women.

BOARD COMMITTEE CHANGES
Safety Environment and Sustainability Committee
Catherine Hughes, a Non-executive Director, has been appointed as Chair of the Safety Environment and Sustainability Committee with effect from May 19, 2021. Catherine succeeds Sir Nigel Sheinwald in this role.

Nomination and Succession Committee
Dick Boer, a Non-executive Director, has been appointed as a member of the Nomination and Succession Committee with effect from May 19, 2021.

Notes to Editors

  Chad Holliday was appointed Director on September 1, 2010 and Chair on May 19, 2015.
  Sir Andrew Mackenzie - biography

Born in 1956, Andrew is a British national who joined the Board of Royal Dutch Shell plc in October 2020 and was previously Chief Executive Officer of BHP. Andrew joined BHP in 2008, becoming Group CEO from 2013 to 2019, when he systematically simplified and strengthened the business, and created options for the future. From 2004 to 2007 at Rio Tinto, he was Head of Industrial Minerals, then Head of Industrial Minerals and Diamonds. Prior to this, Andrew spent 22 years with BP, joining in 1982 in research and development, followed by international operations and technology roles across most business streams and functions – principally in exploration and production and petrochemicals, including as Chief Reservoir Engineer and Chief Technology Officer. Latterly he was Group Vice President for Chemicals in the Americas, then Olefins and Polymers globally. From 2005 to 2013 Andrew served as a Non-executive Director of Centrica. He has also served on many not-for-profit boards, including public policy think-tanks in the UK and Australia. He was knighted in 2020 for services to business, science, technology and UK-Australia relations.
Andrew is a highly experienced leader who has managed major international FTSE 100 businesses, and has more than 30 years’ experience in the oil and gas, petrochemicals and minerals industry. Following early academic distinction, Andrew made important contributions to geochemistry, including groundbreaking methods for oil exploration and recovery. He was recognised as "one of the world’s most influential earth scientists" and made a Fellow of the Royal Society in 2014. Having lived and worked in five continents, Andrew applied his deep understanding of the energy business and geopolitical outlook to create public-private partnerships and advise governments around the world. As an earth scientist, Andrew has consistently pursued sustainable action on climate change in the interests of access to affordable energy and global development. Andrew brings the wealth of his experience and insights to Shell, where his expertise is already contributing to help Shell navigate the energy transition. Andrew is also a committed champion of gender balance, the rights of indigenous peoples, and of the power of large companies to support social change – all of which align well with Shell’s purpose, strategy and values.

  Jane Lute – biography

Born in 1956, Jane is a US citizen and an experienced leader of organisations focused on security risks. Following a 16-year career in the US Army, she joined the Carnegie Corporation as an Executive Director of its Commission on Preventing Deadly Conflict. Between 2000 and 2009 she held roles at the United Nations in peacekeeping, field support and peacebuilding. In 2009 she was appointed as Deputy Secretary of the US Department of Homeland Security. Since 2013 Jane has focused on cyber-security, first as the founder of the Council on CyberSecurity, then as Chief Executive of the Center for Internet Security, and latterly as President and Chief Executive Officer of the North American operations of SICPA security inks.
Jane is a Non-executive Director of Marsh & McLennan and the Union Pacific Corporation.

Cautionary Note

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively.  Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2020 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader.  Each forward-looking statement speaks only as of the date of this announcement, 11 March 2021. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC.  Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: March 11, 2021	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary